Exhibit 99.1

Points International Ltd. To Present at the
Craig-Hallum 2nd Annual Alpha Select Conference

TORONTO (September 27, 2011) – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner and operator of the world’s leading travel reward program management platform, www.Points.com, today announced that it will present at the Craig-Hallum Alpha Select Conference to be held October 6, 2011 at the Roosevelt Hotel in New York City. CEO, Rob MacLean and CFO, Anthony Lam will present at 2:50 P.M. EST / 11:50 AM PST on Thursday, October 6, 2011.

During the conference, management will be available to meet with investors in a one-on-one setting. For more information or to meet with management, please contact Points International's Investor relations team.

About Points International Ltd.

Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the owner and operator of Points.com, the world's leading reward program management platform. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger's. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage(R) program, Aeroplan(R), AsiaMiles(TM), US Airways Dividend Miles(R) and InterContinental Hotels Group's Priority Club(R) Rewards. Redemption partners include Amazon.com(R), PayPal and Starbucks. For more information, visit www.pointsinternational.com, follow us on Twitter, @pointsadvisor, on Facebook (www.facebook.com/pointsfans), or on our blog (http://blog.points.com).

Contact:

Addo Communications
Andrew Greenebaum / Kimberly Esterkin
andrewg@addocommunications.com; kimberlye@addocommunications.com
(310) 829-5400